Veronica Lah Manatt, Phelps & Phillips, LLP Direct Dial: (310) 312-4130 VLah@manatt.com

August 1, 2022

Via EDGAR

Mr. Michael Killoy
Division of Corporation Finance, Office of Mergers & Acquisitions
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Impac Mortgage Holdings, Inc. Form S-4 Filed July 15, 2022 File No. 333-266167

Dear Mr. Killoy:

This letter sets forth the response of Impac Mortgage Holdings, Inc., a Maryland corporation (“we,” “us,” “our” or the “Company”), to the comment letter dated July 27, 2022 from the Division of Corporation Finance, Office of Mergers & Acquisitions (the “Staff”) of the United States Securities and Exchange Commission (“SEC”) providing comments (the “Comments”) on the Company’s Registration Statement on Form S-4, File No. 333-266167 (the “Form S-4” or the “Registration Statement”). For convenience of reference, the Staff’s Comments are reprinted below in bold, and are followed by the response of the Company. We are also separately providing to you a copy of Amendment No. 1 to the Form S-4, filed with the Securities and Exchange Commission on August 1, 2022 (the “Amendment”), together with a redline showing all changes made from the Form S-4 filed on July 15, 2022.

Manatt, Phelps & Phillips, LLP 2049 Century Park East, Suite 1700, Los Angeles, California 90067 Tel: 310.312.4000 Fax: 310.312.4224

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Michael Killoy

August 1, 2022

Form S-4 filed on July 15, 2022

General

1.	COMMENT: You state that tendering security holders will receive cash, except if the issuance of cash would violate the Cash Consideration Restrictions, which you state later in the offer materials is likely to be the case. We have concerns about an offer structure in which tendering security holders will not know the form of consideration they will receive when making their tender decision. We note that this is not a cash/stock election offer, where tendering holders can opt to receive one form of consideration versus another. Even where their ability to receive either form of offer consideration will be pro rated based on the elections of other tendering holders, a cash/stock election offer provides some ability for tendering holders to influence what they will receive. We have concerns that the structure of your offer is inconsistent with your basic disclosure obligations under Item 4 of Schedule TO and Item 1004(a) of Regulation M-A. Please revise or advise. Your analysis should explain why you are including the possibility of receiving cash in the offer, when you state in the prospectus that you believe the Company will be prevented from issuing cash due to the Cash Consideration Restrictions.

RESPONSE: The Company acknowledges the Staff’s comment.

History of the Negotiation of the Exchange Consideration

Both the Company and the major holders of its 9.375% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”), and 9.125% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock” and, together with the Series B Preferred Stock, the “Preferred Stock”), with whom the Company negotiated the terms of the proposed Exchange Offers, would strongly prefer that the Company complete the proposed Exchange Offers by paying a portion of the exchange consideration in cash, rather than substituting for any cash consideration shares of 8.25% Series D Cumulative Redeemable Preferred Stock, $0.01 par value per share (the “New Preferred Stock”). Indeed, the original negotiated terms of the Voting Agreements contemplated Exchange Offers that would require the payment of cash as a component of the total exchange consideration.

However, as of March 31, 2022, the Company’s total assets, calculated in accordance with GAAP, exceeded its total liabilities by only $6.745 million, following operating losses during the first quarter of 2022 of $12 million, or approximately $4 million per month. If all outstanding shares of Preferred Stock participate in the Exchange Offers, the total amount of cash payable in exchange for tendered shares of Preferred Stock would be approximately $3.47 million, and if the minimum two-thirds of the outstanding shares of each series of Preferred Stock participate in the Exchange Offers, the total amount of cash payable in exchange for tendered shares of Preferred Stock would be approximately $2.31 million.

Michael Killoy

August 1, 2022

Under relevant sections of Section 2-311 of the Maryland General Corporation Law (the “MGCL”), as a Maryland corporation, the Company legally may repurchase outstanding shares of its Preferred Stock in exchange for cash (in whole or in part) only if, after giving effect to the repurchase, the Company would be able to pay its debts as they become due in the usual course of business and if the Company’s total assets would exceed its total liabilities.1 Under Section 2-311 of the MGCL, the Company’s legal ability to pay cash to repurchase shares of Preferred Stock must be tested at the time of the repurchase, rather than at any time in advance of the repurchase.

As a result, in May 2022, after reviewing the Company’s first quarter operating results, the Company and certain parties to the original Voting Agreements realized that the Company would be unable to determine with any certainty before the time the Exchange Offers close (currently anticipated to occur late in the third quarter or early in the fourth quarter of 2022), whether Section 2-311 of the MGCL, or another legal or contractual obligation, would prohibit the Company from paying cash as a component of the exchange consideration. As discussed on page 66 of the Amendment, the Company and certain parties to the original Voting Agreements negotiated amendments to the Voting Agreements that would permit the Company to close the transaction and realize the expected benefits to the Company and holders of its common stock (including former holders of Preferred Stock receiving common stock in the Exchange Offers or subsequent “Special Redemption,” as defined in the Amendment) if, at the time of the closing of the Exchange Offers, the Company would be legally or contractually prohibited from making a cash payment. The Company and the Voting Agreement parties’ believed that finalization of the Exchange Offers was more imperative to the future success of the Company than the receipt of cash at that time.

1 The MGCL would also permit the Company to pay cash to repurchase shares to the extent of net earnings during certain prior periods identified in the statute; however, the Company does not have net earnings during any of the relevant prior periods.

Michael Killoy

August 1, 2022

The amended Voting Agreements contemplate the payment of a redeemable preferred security, the New Preferred Stock, in lieu of the originally-negotiated cash component of the exchange consideration if, but only if, the Company is legally or contractually prohibited from paying cash as a component of the exchange consideration. The Company respectfully notes that the terms of the New Preferred Stock, as negotiated with significant holders of Preferred Stock, provide that the New Preferred Stock must be redeemed for cash, together with 8.25% cumulative dividends that will accrue before redemption, promptly after the Company is reasonably able to determine that it is legally and contractually permitted to pay such cash to former holders of its New Preferred Stock. This portion of the redemption amount, if paid, was intended to approximate the cash payment that investors would have received had the Company been legally permitted to pay cash at the closing of the Exchange Offers plus 8.25% interest.

Regulation M-A Requirements

Section 1004(a)(1)(ii) of Regulation M-A requires, in relevant part, that an issuer disclose the type and amount of consideration offered. We respectfully note that business combination transactions commonly involve consideration payable as a number of securities in an amount to be determined at the time of closing, frequently based on financial metrics, including the value of such securities, at the time of closing.2 The Company believes that the contingent nature of the type of consideration offered in the Exchange Offers should be viewed similarly, and respectfully believes that it has described both potential outcomes clearly throughout the Amendment as well as its current reasonable belief as to which form of consideration will be paid in the Exchange Offers. As required by Exchange Act Rule 13e-4(c)(4), the Company will file an amendment to its Schedule TO promptly after the closing to report the final results of the Exchange Offers, including whether cash or New Preferred Stock will be issued in the Exchange Offers.

2 See, e.g., 424(b)(3) prospectus filed in connection with Walt Disney’s acquisition of 21st Century Fox, June 28, 2018; https://www.sec.gov/Archives/edgar/data/1744489/000119312518207599/d770960d424b3.htm. See also, SEC No Action Letter, May 22, 2013, Pfizer, Inc., (2013 WL 2252954) (where the SEC affirmed the use of pricing formulas in exchange offers).

Michael Killoy

August 1, 2022

The Company cannot currently determine whether it will (or will not) be legally and contractually permitted to pay cash at the closing of the Exchange Offers, despite the fact that it had unrestricted cash of $71 million at March 31, 2022. As noted above, as of March 31, 2022, the Company had total assets in excess of total liabilities of $6.745 million, and the total cash payable in the Exchange Offers would be $2.31 million, at the minimum required participation level, or $3.47 million, if all outstanding shares of Preferred Stock are tendered.

During fiscal year 2021, the Company was able to take advantage of historically low interest rates and the growth in its wholesale lending channel to close fiscal year 2021 with approximately $3.9 million in net losses, albeit with only $30 million in unrestricted cash. During the first quarter of 2022, mortgage interest rates, which had been at historical lows since the second quarter of 2020, began to increase rapidly, presenting new challenges to the Company’s lending operations. As a result of efforts to monetize assets to generate operating capital, the Company ended the first quarter of 2022 with unrestricted cash of $71 million, notwithstanding a net loss for the same quarter of approximately $12 million.

Market conditions during the second and third quarters of 2022 have continued to be volatile. Therefore, after considering the amount of cash potentially payable in the Exchange Offers, both its Q1 2022 operating results and its current, preliminary analysis of its Q2 2022 operating results, and its preliminary analysis and expectations of its prospective performance during the third quarter of 2022 through the anticipated closing date of the Exchange Offers, as well as the relatively small change in operating results that will determine whether the Company is legally permitted to pay cash in the Exchange Offers, the Company respectfully believes that it is not misleading to conduct an Exchange Offer that contains a potential for a cash payment at closing, especially in light of its disclosure regarding the factors that would permit it to make such a payment and its disclosure of what it currently anticipates to be the most likely result.

Michael Killoy

August 1, 2022

However, if current trends continue, the Company currently believes that the most likely result is that, at the time the Exchange Offers close, it will not be legally permitted to pay cash as consideration for the repurchase of its Preferred Stock in the Exchange Offers. Further, because Maryland law requires that the Company determine whether it is legally permitted to pay cash in the Exchange Offers as of the closing date, it is not able to provide certainty to investors as to the type of consideration in advance of closing. As a result, the Company respectfully believes that it is appropriate, and necessary to an investor’s understanding of the transaction, for the Company to disclose, as stated in the Amendment, that it currently anticipates that it will be prohibited from paying cash at the closing of the transaction and will, instead, issue New Preferred Stock as exchange consideration.

The Company has added the following language on the cover page and on pages  5, 37 and 73 of the Amendment to enhance the disclosure for the benefit of the Company’s investors:

As of March 31, 2022, the Company’s total assets, calculated in accordance with GAAP, exceeded its total liabilities by $6.745 million, following operating losses during the first quarter of 2022 of $12 million, or approximately $4 million per month. If all outstanding shares of Preferred Stock participate in the Exchange Offers, the total amount of cash payable in exchange for tendered shares of Preferred Stock would be approximately $3.47 million, and if the minimum two-thirds of the outstanding shares of each series of Preferred Stock participate in the Exchange Offers, the total amount of cash payable in exchange for tendered shares of Preferred Stock would be approximately $2.31 million. Although a final determination will be made by the Company’s Board of Directors upon the expiration of the Exchange Offers, based on the value of the Company’s assets and liabilities and the Company’s financial condition at the time of closing of the Exchange Offers, we currently anticipate that, at the time of closing of the Exchange Offers, the payment of cash in the Exchange Offers would cause us to violate the Cash Consideration Restrictions and that we will issue New Preferred Stock in lieu of cash in the Exchange Offers.

Michael Killoy

August 1, 2022

2.	COMMENT: We note that motions for class certification are currently pending before a court and if granted, will result in an award of attorneys fees and costs. The consideration to be paid for tendered shares would be reduced by the amount of any attorneys fees and costs awarded. You state that where a motion has been filed but is not decided before the closing of the Exchange Offers, you may pay a portion of the Series B Consideration and Series B Remainder Consideration into an escrow account until all claims relating to the fees and costs motion have been adjudicated, at which point the amounts in escrow will be released on a pro rata basis to tendering security holders. Please provide your analysis as to how such a delay of payment for tendered shares is consistent with your prompt payment obligation under Rule 14e-1(c).

RESPONSE: We respectfully note that the Company intends to pay the consideration for the Series B Preferred Stock and Series C Preferred Stock promptly following completion of the Exchange Offers, subject only to the Company’s legal obligations under the Maryland law in the matter Curtis J. Timm, et al. v Impac Mortgage Holdings, Inc., et al. Since the filing of the Company’s original Registration Statement on July 15, 2022, as reflected in the revised disclosure on the cover page and on pages 9, 20, 23, 40, 74, 77, 192 of the Amendment, the Circuit Court of Baltimore City issued an Order on July 22, 2022 certifying a class of holders of Series B Preferred Stock and ordering plaintiffs Camac Fund LP and Curtis Timm to file, by August 12, 2022, “any petition for award of attorneys’ fees and expenses or for any other form of monetary award that the party intends to present” setting forth the “maximum amount that might be awarded if the petition is granted.” Under Maryland law, any such petition necessarily will seek awards out of funds, dividends, distributions and other consideration to be paid to the holders of Series B Preferred Stock, who are beneficiaries of the plaintiffs’ success in obtaining, in effect, reinstatement of the 2004 Series B Articles Supplementary in the Timm litigation. The basis for any award would be the Common Fund Doctrine, which is recognized by Maryland courts the United States Supreme Court as an exception to the American Rule, generally providing that each side will bear their own attorney’s fees. See Garcia v. Foulger Pratt Development, Inc., 155 Md. App. 634, 671 (2003), citing Boeing Co. v. Van Gemert, 444 U.S. 472, 478 (1980) (“a litigant or a lawyer who recovers a common fund for the benefit of persons other than himself or his client is entitled to a reasonable attorney’s fee from the fund as a whole.”).

Michael Killoy

August 1, 2022

In its July 22 Order, the Circuit Court appointed Plaintiff Camac as Lead Class Plaintiff, and its counsel, Tydings & Rosenberg, as Lead Class Counsel. Plaintiff Camac and its counsel have stated in the record of the Timm case that they intend to petition for attorney’s fees on this basis. While plaintiff Timm has not stated his position, we expect that any request by him for an award necessarily will rely on the same Common Fund Doctrine.

Accordingly, the Company will be obligated to pay or to withhold any awards to plaintiffs or their designees out of dividends and distributions otherwise payable to the holders of the Company’s Series B Preferred Stock, including in the Exchange Offer. In a sense, the Company is akin to a custodian of the “common funds” earmarked as the source of payment of any awards to the plaintiffs or their designates out of any Series B Preferred Stock dividends and the Exchange Offer consideration.

The Circuit Court is currently expected to set a date in the second week of December 2022 for a final Series B class hearing for determination of the plaintiffs’ petitions for monetary awards, and certain other matters, after which the Circuit Court will issue its final judgment order disposing of all outstanding matters, including any award out of dividends, distributions and other consideration otherwise payable to members of the Series B Preferred Stock class. As set forth in the July 22 Order, members of the Series B class will be afforded notice and an opportunity to object to the plaintiffs’ petitions for awards. In the meantime, the Company’s ability to pay the consideration in the Exchange Offer for the Series B Preferred Stock to the Series B holders is limited as a matter of law by the rights of the plaintiffs or their counsel to awards out of the common funds of Series B Preferred Stock dividends and Exchange Offer consideration.

Michael Killoy

August 1, 2022

We respectfully believe that the restriction on the ability of the Company to promptly pay any amount which may be due in the Exchange Offer for the holders of Series B Preferred Stock is analogous to circumstances where a bidder must obtain approvals from regulatory agencies prior to completing a tender offer. In those circumstances, the Commission has ordinarily (depending on the length of the delay) not deemed such condition a violation of Rule 14e-1(c) where the tender offer materials fully disclosed the possibility of such delay.3 In the case of holders of Series B Preferred Stock, the majority, if not all, of their Exchange Offer consideration will be promptly paid following completion of the Exchange Offer, with only a potential for a portion of the Exchange Offer consideration, if any amount remains payable to holders of Series B Preferred Stock after payment of all amounts awarded by the Circuit Court, to be paid after entry of a final judgment order by the Circuit Court following the Circuit Court’s December hearing, which in turn will become final 31 days after the final judgment order is docketed with no appeal having been taken, or the date on which all appeals have been resolved or exhausted.

Accordingly, because of the limitations imposed by the Circuit Court and the full disclosure of the possibility of such contingency in the Amendment, the Company believes that any delay in payment of this portion of the Exchange Offer consideration for Series B Preferred Stock complies with Rule 14e-1(c).

The Company has added the following disclosure on the cover page and on pages 9, 20, 23, 40, 74, 77 and 192 of the Amendment to reflect developments in in the matter Curtis J. Timm, et al. v Impac Mortgage Holdings, Inc., et al., which have enabled the Company to provide further clarity regarding the impact of the attorney’s fees and costs, and other monetary awards, sought by plaintiffs and counsel on the consideration payable to the holders of Series B Preferred Stock who participated in the Exchange Offer or whose shares have been redeemed pursuant to the Special Redemption right.:

On July 22, 2022, the Circuit Court of Baltimore City in the matter Curtis J. Timm, et al. v Impac Mortgage Holdings, Inc., et al. issued an Order Certifying and Class and Providing for Class Notice and Final Hearing. Pursuant to that Order, each of the plaintiffs shall file by August 12, 2022, any petition for a court award of the maximum amount of attorney’s fees and expenses or any other form of monetary award that the party intends to present. Under Maryland law, the petitions will seek those awards to be deducted and paid from the Company’s payment of any future distributions or other payments to the holders of the Company’s Series B Preferred Stock, including the Series B Consideration and the Series B Remainder Consideration described below (each, a “Plaintiff B Class Motion”). If any Plaintiff B Class Motion has been filed but has not been decided before the closing of the Exchange Offers, we will withhold and pay the maximum amount set forth in the Plaintiff B Class Motions(s) from the Series B Consideration and Series B Remainder Consideration into an escrow account. We will make a public announcement of the amount of any such escrow and corresponding reduction of the Series B Consideration and Series B Remainder Consideration, and, if required by Rule 13e-4 under the Exchange Act, we will file an amendment to our Schedule TO. Once all claims relating to any Plaintiff B Class Motion have been finally determined by the Circuit Court, we will direct the escrow agent to pay such attorney’s fees, costs or other awards directly to the moving plaintiffs or their designees, in the amount determined by the Circuit Court, and, following such payment, to distribute any remaining funds in the escrow account (if any remain) to the holders of Series B Preferred Stock who participated in the Exchange Offer or whose shares have been redeemed pursuant to the redemption right created by the Series B Proposed Amendment as described below.

Based on the scheduling orders of the Circuit Court in its July 22, 2022 Order, we currently anticipate that a hearing will be held on all Plaintiff B Class Motions and certain other matters during December 2022, after which the court will issue its final order disposing of all outstanding matters, including any pending Plaintiff B Class Motion and order the Company to distribute any attorney’s fees, costs or other monetary awards out of the Series B Consideration and the Series B Remainder Consideration held in escrow. Payment of any such attorney’s fees, costs or other monetary awards, and the distribution of any funds remaining in the escrow account (if any such funds remain) to the holders of Series B Preferred Stock who participated in the Exchange Offer or whose shares have been redeemed pursuant to the redemption right created by the Series B Proposed Amendment as described below, will occur at the time as such a Final Judgment Order becomes effective, which will be 31 days after such order is docketed with no appeal having been taken, or the date on which all appeals have been resolved or exhausted.

If all Plaintiff B Class Motions are granted by the court in full, no amounts will remain in the escrow account for distribution to holders of Series B Preferred Stock. Holders of Series B Preferred Stock who participated in the Exchange Offer or whose shares have been redeemed pursuant to the redemption right created by the Series B Proposed Amendment as described below will only receive any amounts from this escrow if and to the extent that the court determines to reduce the amount of any attorney’s fees and costs, or other monetary awards, sought by plaintiffs.

3 See Question 29, Manual of Publicly Available Telephone Interpretations—Tender Offer Rules and Schedules.

Michael Killoy

August 1, 2022

The Exchange Offers may be Terminated, Cancelled, or Delayed, page 31

3.	COMMENT: We note the following statement that appears here and elsewhere in the prospectus: "We also reserve the right, notwithstanding the satisfaction of any conditions to the Exchange Offers, to terminate or amend the Exchange Offers." Reserving the right to cancel or terminate the Exchange Offers even if all offer conditions have been satisfied raises concerns that they are illusory offers in violation of the prohibition on manipulative tender offer practices in Exchange Act 14(e). Please revise.

RESPONSE: We have revised the Registration Statement to remove the reference to canceling or terminating the Exchange Offers even if all conditions have been satisfied. See disclosure on page 30 of the Amendment, for example.

Conditions of the Offers, page 82

4.	COMMENT: Refer to the following assertion in this section of the prospectus: "The failure by us to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed a continuing right which may be asserted at any time and from time to time on or before the Expiration Date." Please revise. If an offer condition is "triggered" by events that occur on or before the Expiration Date, you must promptly advise security holders whether you will terminate the Exchange Offers, or waive the condition and proceed with them. You may not, as implied by this disclosure, wait to make that determination.

RESPONSE: We have revised the Registration Statement to remove the aforementioned sentence. See disclosure on page 96, of the Amendment.

Should you have any questions or require any additional information, please contact the undersigned at (310) 312-4130 or by email at VLah@manatt.com.

Michael Killoy

August 1, 2022

Sincerely,

/s/ Veronica Lah
Veronica Lah